As filed with the Securities and Exchange Commission on October 2, 2012

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

1933 Act File No. 333-181879

Form N-2

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933
☐ PRE-EFFECTIVE AMENDMENT NO.
☒ POST-EFFECTIVE AMENDMENT NO. 1

GLADSTONE INVESTMENT CORPORATION

(Exact name of registrant as specified in charter)

1521 Westbranch Drive, Suite 200

McLean, VA 22102

(Address of principal executive offices)

Registrant’s telephone number, including area code: (703) 287-5800

David Gladstone

Chairman and Chief Executive Officer

Gladstone Investment Corporation

1521 Westbranch Drive, Suite 200

McLean, Virginia 22102

(Name and address of agent for service)

COPIES TO:

THOMAS R. SALLEY

DARREN K. DESTEFANO

COOLEY LLP

ONE FREEDOM SQUARE

RESTON TOWN CENTER

11951 FREEDOM DRIVE

RESTON, VIRGINIA 20190

(703) 456-8000

(703) 456-8100 (facsimile)

Approximate date of proposed public offering: From time to time after the effective date of this registration statement.

If any securities being registered on this form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, as amended, other than securities offered in connection with a dividend reinvestment plan, check the following box.  ☒

It is proposed that this filing will become effective (check appropriate box)

☒	when declared effective pursuant to section 8(c).

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

EXPLANATORY NOTE

This Post-Effective Amendment No. 1 to the Registration Statement on Form N-2 (File No. 333-181879) of Gladstone Investment Corporation (the “Registration Statement”) is being filed pursuant to Rule 462(d) under the Securities Act of 1933, as amended (the “Securities Act”), solely for the purpose of filing exhibits to the Registration Statement. Accordingly, this Post-Effective Amendment No. 1 consists only of a facing page, this explanatory note and Part C of the Registration Statement on Form N-2 setting forth the exhibits to the Registration Statement. This Post-Effective Amendment No. 1 does not modify any other part of the Registration Statement. Pursuant to Rule 462(d) under the Securities Act, this Post-Effective Amendment No. 1 shall become effective immediately upon filing with the Securities and Exchange Commission. The contents of the Registration Statement are hereby incorporated by reference.

Part C — OTHER INFORMATION

Item 25.	Financial Statements and Exhibits

1.	Financial Statements

The following financial statements of Gladstone Investment Corporation (the “Company” or the “Registrant”) are included in the Registration Statement in “Part A: Information Required in a Prospectus:”

GLADSTONE INVESTMENT CORPORATION

2.	Exhibits

Exhibit Number	Description

2.a.1	Amended and Restated Certificate of Incorporation, incorporated by reference to Exhibit a.2 to Pre-Effective Amendment No. 1 to the Registration Statement on Form N-2 (File No. 333-123699), filed May 13, 2005.

2.a.2	Certificate of Designation of 7.125% Series A Cumulative Term Preferred Stock of Gladstone Investment Corporation, incorporated by reference to Exhibit 2.a.2 to Post-Effective Amendment No. 5 to the Registration Statement on Form N-2 (File No. 333-160720).

2.b.1	Amended and Restated Bylaws, incorporated by reference to Exhibit b.2 to Pre-Effective Amendment No. 3 to the Registration Statement on Form N-2 (File No. 333-123699), filed June 21, 2005.

2.b.2	First Amendment to Amended and Restated Bylaws, incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed July 7, 2007.

2.c	Not applicable.

2.d.1	Specimen Stock Certificate, incorporated by reference to Exhibit 99.d to Pre-Effective Amendment No. 3 to the Registration Statement on Form N-2 (File No. 333-123699), filed June 21, 2005.

2.d.2	Form of Senior Indenture, incorporated by reference to Exhibit 2.d.2 to the Registration Statement on Form N-2 (File No. 333-138008), filed October 16, 2006.

Exhibit Number	Description

2.d.3	Form of Subordinated Indenture, incorporated by reference to Exhibit 2.d.3 to the Registration Statement on Form N-2 (File No. 333-138008), filed October 16, 2006.

2.d.4	Specimen 7.125% Series A Cumulative Term Preferred Stock Certificate, incorporated by reference to Exhibit 2.d.4 to Post-Effective Amendment No. 5 to the Registration Statement on Form N-2 (File No. 333-160720).

2.d.5*	Form of Common Stock Subscription Form and Subscription Certificate

2.d.6*	Form of Preferred Stock Subscription Form and Subscription Certificate

2.d.7*	Form of Common Stock Warrant Agreement and Warrant Certificate

2.d.8*	Form of Preferred Stock Warrant Agreement and Warrant Certificate

2.e	Dividend Reinvestment Plan, incorporated by reference to Exhibit 99.e to Pre-Effective Amendment No. 3 to the Registration Statement on Form N-2 (File No. 333-123699), filed June 21, 2005.

2.f	Not applicable.

2.g	Investment Advisory and Management Agreement between the Registrant and Gladstone Management Corporation, incorporated by reference to Exhibit 10.1 to the Annual Report on Form 10-K filed June 14, 2006 (renewed July 12, 2011).

2.h	Underwriting Agreement, dated as of October 2, 2012.

2.j	Custody Agreement between the Registrant and The Bank of New York, incorporated by reference to Exhibit 99.j to Pre-Effective Amendment No. 3 to the Registration Statement on Form N-2 (File No. 333-123699), filed June 21, 2005.

2.k.1	Administration Agreement between the Registrant and Gladstone Administration, LLC, incorporated by reference to Exhibit 10.2 to the Annual Report on Form 10-K filed June 14, 2006 (renewed July 12, 2011).

2.k.2	Stock Transfer Agency Agreement between the Registrant and The Bank of New York, incorporated by reference to Exhibit k.1 to Amendment No. 1 to the Registration Statement on Form N-2 (File No. 333-123699), filed May 13, 2005.

2.k.3	Fourth Amended and Restated Credit Agreement, dated as of October 26, 2011, by and among Gladstone Business Investment LLC, as Borrower, Gladstone Management Corporation, as Servicer, the Committed Lenders named therein, the Managing Agents named therein, and Branch Banking and Trust Company, as Administrative Agent, incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K (File No. 814-00704), filed October 26, 2011.

2.l.1*	Opinion of Cooley LLP.

2.l.2	Opinion of Cooley LLP.

2.m	Not applicable.

2.n.1*	Consent of Cooley LLP (included in Exhibit 2.l.1).

2.n.2*	Consent of PricewaterhouseCoopers LLP.

2.n.3*	Report of Independent Registered Public Accounting Firm on Financial Statement Schedule.

2.n.4	Consent of Cooley LLP (included in Exhibit 2.l.2).

2.o	Not applicable.

2.p	Founder Stock Purchase Agreement between the Registrant and David Gladstone, incorporated by reference to Exhibit p to the Registration Statement on Form N-2 (File No. 333-123699), filed March 31, 2005.

2.q	Not applicable.

2.r	Code of Ethics and Business Conduct, incorporated by reference to Exhibit 14.1 to the Current Report on Form 8-K filed October 12, 2005.

2.s.1*	Power of Attorney (included in the signature page to the Registration Statement, filed on June 4, 2012).

*	Previously filed.

Item 26.	Marketing Arrangements

The information contained under the heading “Plan of Distribution” on page 111 of the prospectus is incorporated herein by reference, and any information concerning any underwriters will be contained in the accompanying prospectus supplement, if any.

Item 27.	Other Expenses of Issuance and Distribution

Commission registration fee	$34,380
FINRA fee	30,500
Accounting fees and expenses	75,000	*
Legal fees and expenses	250,000	*
Printing and engraving	100,000	*
Miscellaneous fees and expenses	15,000	*

Total	$487,240	*

*	These amounts are estimates.

All of the expenses set forth above shall be borne by the Registrant.

Item 28.	Persons Controlled by or Under Common Control

Gladstone Business Investment, LLC, a Delaware limited liability company and wholly-owned subsidiary of the Registrant.

Gladstone Investment Advisers, Inc., a Delaware corporation and wholly-owned subsidiary of the Registrant.

ACME Cryogenics Inc., a Pennsylvania corporation controlled by the Registrant through 53% ownership.

CCE Investment Corp., a Delaware corporation and wholly-owned subsidiary of the Registrant.

Mustang Eagle Partnership, LLC, a Delaware limited liability company and wholly-owned subsidiary of CCE Investment Corp.

Country Club Enterprises, LLC, a Massachusetts limited liability company, controlled by Mustang Eagle Partnership, LLC through 52% ownership.

ASH Holdings Corp., a Delaware corporation and wholly-owned subsidiary of the Registrant.

Auto Safety House, LLC, a Delaware limited liability company, controlled by ASH Holdings, Corp. through 74% ownership.

Galaxy Tool Holding Corporation, a Delaware corporation controlled by the Registrant through 60% ownership.

Mathey Investments, Inc., a Oklahoma corporation controlled by the Registrant through 97% ownership.

Gladstone SOG Investments, Inc., a Delaware corporation and wholly-owned subsidiary of the Registrant.

SOG Investments I LLC, a Delaware limited liability company controlled by Gladstone SOG Investments, Inc. through 100% ownership.

Tread Corporation, a Delaware corporation controlled by the Registrant through 28% ownership.

Neville Limited, a Delaware corporation controlled by the Registrant through 100% stock ownership.

Quench Holdings Corp., a Delaware corporation controlled by the Registrant.

Precision Southeast Holdings, Inc., a Delaware corporation controlled by the Registrant through 91% stock ownership.

SBS Industries Holdings, Inc., a Delaware corporation controlled by the Registrant through 85% ownership.

SBS Industries, LLC, a Delaware limited liability company controlled by SBS Industries Holdings, Inc. through 100% ownership.

Venyu Solutions, Inc, a Louisiana corporation controlled by Venyu Holdings, LLC through 100% ownership.

Venyu Holdings, LLC, a Delaware limited liability company controlled by Venyu Investments, LLC though 60% ownership.

Venyu Investments, LLC, a Delaware limited liability company controlled by the Registrant through 100% ownership.

MRP Holdings Corp., a Delaware corporation controlled by the Registrant through 30% ownership.

GAIN CTG Holdings, Inc., a Delaware corporation controlled by the Registrant through 100% ownership.

Drew Foam Holdings, LLC, a Delaware limited liability company, controlled by Gladstone Investment Corporation through 96.3% ownership.

Drew Foam Companies Inc., a Delaware corporation, controlled by Drew Foam Holdings, LLC through 100% ownership.

Drew Foam of South Carolina Inc., a Delaware corporation, controlled by Drew Foam Companies Inc. through 100% ownership.

Ginsey Holdings Acquisition Corp., a Delaware corporation controlled by the Registrant through 87% ownership.

Gladstone Multiprobe Holdings, Inc., a Delaware corporation controlled by Gladstone Capital Corporation through 100% ownership.

Gladstone Capital Corporation, a Delaware corporation controlled by the Registrant’s officers and directors.

Gladstone Capital Advisers, Inc., a Delaware corporation and wholly-owned subsidiary of Gladstone Capital Corporation.

U.S. Healthcare Communications, Inc., a Delaware corporation and wholly-owned subsidiary of Gladstone Capital Corporation.

USHC Legal Inc., a New Jersey corporation and wholly-owned subsidiary of Gladstone Capital Corporation.

Gladstone Business Loan, LLC, a Delaware limited liability company and wholly-owned subsidiary of Gladstone Capital Corporation.

Gladstone Financial Corporation, a Delaware corporation and wholly-owned subsidiary of Gladstone Capital Corporation.

BERTL, Inc., a Delaware corporation controlled by Gladstone Capital Corporation through 88% common stock ownership.

LYP Holdings Corp., a Delaware corporation controlled by Gladstone Capital Corporation.

LocalTel, LLC, a Delaware limited liability company controlled by LYP Holdings Corp., through 57% ownership.

LYP, LLC, a Delaware limited liability company controlled by LYP Holdings Corp., through 100% ownership.

Lindmark Acquisition, LLC a Delaware limited liability company controlled by Lindmark Holdings Corp., through 50% ownership.

Lindmark Holdings Corp., a Delaware corporation controlled by Gladstone Capital Corporation.

Defiance Integrated Technologies, Inc., a Delaware corporation controlled by Gladstone Capital Corporation, through 58% ownership.

1090 Perry Acquisition Corp., a Delaware corporation controlled by Defiance Integrated Technologies, Inc., through 100% ownership.

JBM Tool & Die, Inc., a Delaware corporation controlled by Defiance Integrated Technologies, Inc., through 100% ownership.

Pro Shear Corporation, a Delaware corporation controlled by Defiance Integrated Technologies, Inc., through 100% ownership.

Midwest Metal Distribution, Inc., a Delaware corporation controlled by Gladstone Metal, LLC through 70% ownership.

Gladstone Metal, LLC, a Delaware limited liability company controlled by Gladstone Capital Corporation.

Kansas Cable Holdings, Inc., a Delaware corporation controlled by Gladstone Capital Corporation through 100% ownership.

Sunshine Media Group, Inc., a Delaware corporation controlled by Gladstone Capital Corporation through 50% ownership.

Publication Holdings, Inc., a Delaware corporation controlled by Gladstone Capital Corporation through 100% ownership.

Georgia Film Holdings, LLC, a Delaware limited liability company controlled by Gladstone Capital Corporation through 100% ownership.

Gladstone Commercial Corporation, a Maryland corporation controlled by Gladstone Investment Corporation’s officers and directors.

GCLP Business Trust I, a Massachusetts business trust controlled by Gladstone Commercial Corporation.

GCLP Business Trust II, a Massachusetts business trust controlled by Gladstone Commercial Partners, LLC.

Gladstone Commercial Partners, LLC, a Delaware limited liability company and wholly-owned subsidiary of Gladstone Commercial Corporation.

Gladstone Commercial Advisers, Inc., a Delaware corporation and wholly-owned subsidiary of Gladstone Commercial Corporation.

First Park Ten COCO San Antonio GP LLC, a Delaware limited liability company controlled by its manager, Gladstone Commercial Limited Partnership.

First Park Ten COCO San Antonio LP, a Delaware limited partnership controlled by its general partner, First Park Ten COCO San Antonio GP LLC.

COCO04 Austin TX GP LLC, a Delaware limited liability company controlled by its manager, Gladstone Commercial Limited Partnership.

COCO04 Austin TX LP, a Delaware limited partnership controlled by its general partner, COCO04 Austin TX GP LLC.

Pocono PA GCC, LP, a Delaware limited partnership controlled by its general partner, Pocono PA GCC GP LLC.

Gladstone Commercial Limited Partnership, a Delaware limited partnership controlled by its general partner GCLP Business Trust II.

GCC Acquisition Holdings LLC, a Delaware limited liability company controlled by its manager, Gladstone Commercial Limited Partnership.

SLEE Grand Prairie LP, a Delaware limited partnership controlled by its general partner, GCC Acquisition Holdings, Inc.

EE 208 South Rogers Lane, Raleigh, NC LLC, a Delaware limited liability company controlled by its manager, Gladstone Commercial Limited Partnership.

Gladstone Commercial Lending LLC, a Delaware limited liability company controlled by its manager, Gladstone Commercial Limited Partnership.

260 Springside Drive Akron OH LLC, a Delaware limited liability company controlled by its manager, Gladstone Commercial Limited Partnership.

Little Arch04 Charlotte NC Member LLC, a Delaware limited liability company controlled by its manager, Gladstone Commercial Limited Partnership.

Little Arch Charlotte NC LLC, a Delaware limited liability company controlled by its sole member, Little Arch04 Charlotte NC Member LLC.

CMI04 Canton NC LLC, a Delaware limited liability company controlled by its manager, Gladstone Commercial Limited Partnership.

OB Midway NC Gladstone Commercial LLC, a Delaware limited liability company controlled by its manager, Gladstone Commercial Limited Partnership.

GCC Granby LLC, a Delaware limited liability company controlled by its manager, Gladstone Commercial Limited Partnership.

Granby Property Trust, a Delaware statutory trust controlled by its grantor, GCC Granby LLC.

GCC Dorval LLC, a Delaware limited liability company controlled by its manager, Gladstone Commercial Limited Partnership.

Dorval Property Trust, a Delaware statutory trust controlled by its grantor, GCC Dorval LLC.

3094174 Nova Scotia Company, a Nova Scotia corporation controlled by its sole stockholder, Gladstone Commercial Limited Partnership.

3094175 Nova Scotia Company, a Nova Scotia corporation controlled by its sole stockholder, Gladstone Commercial Limited Partnership.

WMI05 Columbus OH LLC, a Delaware limited liability company controlled by its manager, Gladstone Commercial Limited Partnership.

2525 N Woodlawn Vstrm Wichita KS LLC, a Delaware limited liability company controlled by its manager, Gladstone Commercial Limited Partnership.

Corning Big Flats LLC, a Delaware limited liability company controlled by its manager, Gladstone Commercial Limited Partnership.

OB Crenshaw SPE GP LLC, a Delaware limited liability company controlled by its manager, Gladstone Commercial Limited Partnership.

OB Crenshaw GCC LP, a Delaware limited partnership controlled by its general partner, OB Crenshaw SPE GP LLC.

HMBF05 Newburyport MA LLC, a Delaware limited liability company controlled by its manager, Gladstone Commercial Limited Partnership.

YorkTC05 Eatontown NJ LLC, a Delaware limited liability company controlled by its manager, Gladstone Commercial Limited Partnership.

STI05 Franklin NJ LLC, a Delaware limited liability company controlled by its manager, Gladstone Commercial Limited Partnership.

AFL05 Duncan SC Member LLC, a Delaware limited liability company controlled by its manager, Gladstone Commercial Limited Partnership.

AFL05 Duncan SC LLC, a Delaware limited liability company controlled by its sole member, AFL05 Duncan SC Member LLC.

MSI05-3 LLC, a Delaware limited liability company controlled by its manager, Gladstone Commercial Limited Partnership.

WMI05 Hazelwood MO LLC, a Delaware limited liability company controlled by its manager, Gladstone Commercial Limited Partnership.

CI05 Clintonville WI LLC, a Delaware limited liability company controlled by its manager, Gladstone Commercial Limited Partnership.

PZ05 Maple Heights OH LLC, a Delaware limited liability company controlled by its manager, Gladstone Commercial Limited Partnership.

YCC06 South Hadley MA LLC, a Delaware limited liability company controlled by its manager, Gladstone Commercial Limited Partnership.

NW05 Richmond VA LLC, a Delaware limited liability company controlled by its manager, Gladstone Commercial Limited Partnership.

SVMMC05 Toledo OH LLC, a Delaware limited liability company controlled by its manager, Gladstone Commercial Limited Partnership.

ACI06 Champaign IL LLC, a Delaware limited liability company controlled by its manager, Gladstone Commercial Limited Partnership.

UC06 Roseville MN LLC, a Delaware limited liability company controlled by its manager, Gladstone Commercial Limited Partnership.

TCI06 Burnsville MN LLC, a Delaware limited liability company controlled by its manager, Gladstone Commercial Limited Partnership.

RC06 Menomonee Falls WI LLC, a Delaware limited liability company controlled by its manager, Gladstone Commercial Limited Partnership.

SJMH06 Baytown TX GP LLC, a Delaware limited liability company controlled by its manager, Gladstone Commercial Limited Partnership.

SJMH06 Baytown TX LP, a Delaware limited partnership controlled by its general partner, SJMH06 Baytown TX GP LLC.

NJT06 Sterling Heights MI LLC, a Delaware limited liability company controlled by its manager, Gladstone Commercial Limited Partnership.

CMS06-3 LLC, a Delaware limited liability company controlled by its manager, Gladstone Commercial Limited Partnership.

MPI06 Mason OH LLC, a Delaware limited liability company, controlled by its manager, Gladstone Commercial Limited Partnership.

GSM LLC, a Delaware limited liability company, controlled by its manager, Gladstone Commercial Limited Partnership.

AC07 Lawrenceville GA LLC, a Delaware limited liability company, controlled by its manager, Gladstone Commercial Limited Partnership.

EE07 Raleigh NC GP LLC, a Delaware limited liability company, controlled by its manager, Gladstone Commercial Limited Partnership.

EE07 Raleigh NC, L.P., a Delaware limited partnership, controlled by its general partner, EE07 Raleigh NC GP LLC.

WPI07 Tulsa OK LLC, a Delaware limited liability company, controlled by its manager, Gladstone Commercial Limited Partnership.

APML07 Hialeah FL LLC, a Delaware limited liability company, controlled by its manager, Gladstone Commercial Limited Partnership.

EI07 Tewksbury MA LLC, a Delaware limited liability company, controlled by its manager, Gladstone Commercial Limited Partnership.

GBI07 Syracuse NY LLC, a Delaware limited liability company, controlled by its manager, Gladstone Commercial Limited Partnership.

CDLCI07 Mason OH LLC, a Delaware limited liability company, controlled by its manager, Gladstone Commercial Limited Partnership.

FTCH107 Grand Rapids MI LLC, a Delaware limited liability company, controlled by its manager, Gladstone Commercial Limited Partnership.

DBP107 Bolingbrook IL LLC, a Delaware limited liability company, controlled by its manager, Gladstone Commercial Limited Partnership.

Pocono PA GCC GP LLC, a Delaware limited liability company, controlled by its manager, Gladstone Commercial Limited Partnership.

RCOG07 Georgia LLC, a Delaware limited liability company, controlled by its manager Gladstone Commercial Limited Partnership.

C08 Fridley MN LLC, a Delaware limited liability company controlled by its manager, Gladstone Commercial Limited Partnership.

SRFF08 Reading PA GP LLC, a Delaware limited liability company controlled by its manager, Gladstone Commercial Limited Partnership.

SRFF08 Reading PA, L.P., a Delaware limited partnership controlled by its general partner, SRFF08 Reading PA GP LLC.

OS08 Winchester VA LLC, a Delaware limited liability company controlled by its manager, Gladstone Commercial Limited Partnership.

RB08 Concord OH LLC, a Delaware limited liability company controlled by its manager, Gladstone Commercial Limited Partnership.

RPT08 Pineville NC GP LLC, a Delaware limited liability company controlled by its manager, Gladstone Commercial Limited Partnership.

RPT08 Pineville NC L.P., a Delaware limited partnership controlled by its general partner, RPT08 Pineville NC GP LLC.

FMCT08 Chalfont PA GP LLC, a Delaware limited liability company controlled by its manager, Gladstone Commercial Limited Partnership.

FMCT08 Chalfont PA, L.P., a Delaware limited partnership controlled by its general partner, FMCT08 Chalfont PA GP LLC.

D08 Marietta OH LLC, a Delaware limited liability company controlled by its manager, Gladstone Commercial Limited Partnership.

ELF08 Florida LLC, a Delaware limited liability company controlled by its manager, Gladstone Commercial Limited Partnership.

SCC10 Orange City IA LLC, a Delaware limited liability company controlled by its manager, Gladstone Commercial Limited Partnership.

TMC11 Springfield MO LLC, a Delaware limited liability company controlled by its manager, Gladstone Commercial Limited Partnership.

FS11 Hickory NC GP LLC, a Delaware limited liability company controlled by its manager Gladstone Commercial Limited Partnership.

FS11 Hickory NC, LP, a Delaware limited partnership controlled by its general partner, FS11 Hickory NC GP LLC.

AFR11 Parsippany NJ LLC, a Delaware limited liability company controlled by its manager, Gladstone Commercial Limited Partnership.

Hemingway at Boston Heights, LLC, a Ohio limited liability company controlled by its manager, Gladstone Commercial Limited Partnership.

WEC11 Dartmouth MA LLC, a Delaware limited liability company controlled by its manager, Gladstone Commercial Limited Partnership.

WC11 Springfield MO LLC, a Delaware limited liability company controlled by its manager, Gladstone Commercial Limited Partnership.

CBP11 Green Tree PA GP LLC, a Delaware limited liability company controlled by its manager, Gladstone Commercial Limited Partnership.

CBP11 Green Tree PA, L.P., a Delaware limited partnership controlled by its general partner, CBP11 Green Tree PA GP LLC.

IPA12 Ashburn VA LLC, a Delaware limited liability company controlled by its manager, Gladstone Commercial Limited Partnership.

IPA12 Ashburn VA SPE LLC, a Delaware limited liability company controlled by its sole equity member, IPA12 Ashburn VA LLC through 100% ownership.

PNA11 Boston Heights OH LLC, a Delaware limited liability company controlled by its manager, Gladstone Commercial Limited Partnership.

ABC12 Ottumwa IA LLC, a Delaware limited liability company controlled by its manager, Gladstone Commercial Limited Partnership.

CVG12 New Albany OH LLC, a Delaware limited liability company controlled by its manager, Gladstone Commercial Limited Partnership.

NCH 12 Columbus OH LLC, a Delaware limited liability company controlled by its manager, Gladstone Commercial Limited Partnership.

TUP12 Columbus GA LLC, a Delaware limited liability company controlled by its manager, Gladstone Commercial Limited Partnership.

G4S12 Jupiter FL LLC, a Delaware limited liability company controlled by its manager, Gladstone Commercial Limited Partnership.

NH10 Cumming GA, LLC, a Delaware limited liability company controlled by its manager, Gladstone Commercial Limited Partnership.

NARA12 Fort Worth TX GP LLC, a Delaware limited liability company controlled by its manager, Gladstone Commercial Limited Partnership.

NARA12 Fort Worth TX, L.P., a Delaware limited partnership controlled by its general partner, NARA12 Fort Worth TX GP LLC.

Gladstone Land Corporation, a Maryland corporation controlled by David Gladstone through indirect 100% stock ownership.

Gladstone Land Partners, LLC, a Delaware limited liability company controlled by its manager, Gladstone Land Corporation.

Gladstone Land Advisers, Inc., a Delaware corporation and wholly-owned subsidiary of Gladstone Land Corporation.

Gladstone Land Limited Partnership, a Delaware limited partnership controlled by its general partner, Gladstone Land Partners, LLC.

San Andreas Road Watsonville LLC, a California limited liability company controlled by its manager, Gladstone Land Limited Partnership.

West Gonzales Road Oxnard LLC, a California limited liability company controlled by its manager, Gladstone Land Limited Partnership.

West Beach Street Watsonville, LLC, a California limited liability company controlled by its manager, Gladstone Land Limited Partnership.

Dalton Lane Watsonville, LLC, a California limited liability company controlled by its manager, Gladstone Land Limited Partnership.

Keysville Road Plant City, LLC, a Florida limited liability company controlled by its manager, Gladstone Land Limited Partnership.

Carlton Lake Road Plant City, LLC, a Florida limited liability company controlled by its manager, Gladstone Land Limited Partnership.

Colding Loop Road Wimauma, LLC, a Florida limited liability company controlled by its manager, Gladstone Land Limited Partnership.

Trapnell Road Plant City, LLC, a Florida limited liability company controlled by its manager, Gladstone Land Limited Partnership.

Gladstone Holding Corporation, a Delaware corporation controlled by David Gladstone through 100% indirect stock ownership.

Gladstone Management Corporation, a Delaware corporation controlled by Gladstone Holding Corporation, through 100% ownership.

Gladstone Administration, LLC, a Delaware limited liability company and wholly-owned subsidiary of Gladstone Holding Corporation.

Gladstone Securities, LLC, a Connecticut limited liability company controlled by its member, Gladstone Holding Corporation.

Gladstone General Partner, LLC, a Delaware limited liability company controlled by its manager, Gladstone Management Corporation.

Gladstone Participation Fund LLC, a Delaware limited liability company controlled by Gladstone General Partner, LLC.

Gladstone Partners Fund, LP, a Delaware limited partnership controlled by its general partner, Gladstone Management Corporation.

Gladstone Lending Corporation, a Maryland corporation controlled by David Gladstone through 100% indirect stock ownership.

Item 29.	Number of Holders of Securities

The following table sets forth the approximate number of record holders of our common stock at September 28, 2012.

Title of Class	Number of Record Holders

Common Stock, par value $0.001 per share	28

Item 30.	Indemnification

Subject to the Investment Company Act of 1940 as amended, or the 1940 Act, or any valid rule, regulation or order of the Securities and Exchange Commission, or the SEC, thereunder, our amended and restated certificate of incorporation and bylaws provide that we will indemnify any person who was or is a party or is threatened to be made a party to any threatened action, suit or proceeding whether civil, criminal, administrative or investigative, by reason of the fact that he is or was our director or officer, or is or was serving at our request as a director, officer, partner or trustee of another corporation, real estate investment trust, partnership, joint venture, trust, employee benefit plan or other enterprise to the maximum extent permitted by Section 145 of the Delaware General Corporation Law. The 1940 Act provides that a company may not indemnify any director or officer against liability to it or its security holders to which he or she might otherwise be subject by reason of his or her willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his or her office unless a determination is made by final decision of a court, by vote of a majority of a quorum of directors who are disinterested, non-party directors or by independent legal counsel that the liability for which indemnification is sought did not arise out of the foregoing conduct. In addition to any indemnification to which our directors and officers are entitled pursuant to our certificate of incorporation and bylaws and the Delaware General Corporation Law, our certificate of incorporation and bylaws permit us to indemnify our other employees and agents to the fullest extent permitted by the Delaware General Corporation Law, whether such employees or agents are serving us or, at our request, any other entity.

In addition, the investment advisory and management agreement between us and our Adviser, as well as the administration agreement between us and our Administrator, each provide that, absent willful misfeasance, bad faith, or gross negligence in the performance of their respective duties or by reason of the reckless disregard of their respective duties and obligations, our Adviser and our Administrator, as applicable, and their respective officers, managers, partners, agents, employees, controlling persons, members, and any other person or entity affiliated with them are entitled to indemnification from us for any damages, liabilities, costs, and expenses (including reasonable attorneys’ fees and amounts reasonably paid in settlement) arising from the rendering of our Adviser’s services under the investment advisory and management agreement or otherwise as our investment adviser, or the rendering of our Administrator’s services under the administration agreement, or otherwise as an administrator for us, as applicable.

Item 31.	Business and Other Connections of Investment Adviser

A description of any other business, profession, vocation or employment of a substantial nature in which our Adviser, and each director or executive officer of our Adviser, is or has been during the past two fiscal years, engaged in for his or her own account or in the capacity of director, officer, employee, partner or trustee, is set forth in Part A of this Registration Statement in the section entitled “Management.” Additional information regarding our Adviser and its officers and directors is set forth in its Form ADV, as filed with the SEC, and is incorporated herein by reference.

Item 32.	Location of Accounts and Records

All accounts, books or other documents required to be maintained by Section 31(a) of the 1940 Act and the rules thereunder are maintained at the offices of:

(1) the Registrant, Gladstone Investment Corporation, 1521 Westbranch Drive, Suite 200, McLean, VA 22102;

(2) the Transfer Agent, Computershare, 480 Washington Boulevard, Jersey City, NJ 07310;

(3) the Adviser, Gladstone Management Corporation, 1521 Westbranch Drive, Suite 200, McLean, VA 22102;

(4) the Custodian, The Bank of New York Mellon Corp., 500 Ross Street, Suite 625, Pittsburgh, PA 15262; and

(5) the Collateral Custodian, The Bank of New York Mellon Corp., 500 Ross Street, Suite 625 Pittsburgh, PA 15262.

Item 33.	Management Services

Not applicable.

Item 34.	Undertakings

1. We hereby undertake to suspend the offering of shares until the prospectus is amended if, subsequent to the effective date of this registration statement, our net asset value declines more than ten percent from our net asset value as of the effective date of this registration statement.

2. We hereby undertake:

(a) to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended, or the Securities Act;

(ii) to reflect in the prospectus any facts or events arising after the effective date of this registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

(iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(b) that, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of those securities at that time shall be deemed to be the initial bona fide offering thereof;

(c) to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering;

(d) that, for the purpose of determining liability under the Securities Act to any purchaser, if the Registrant is subject to Rule 430C: Each prospectus filed pursuant to Rule 497(b), (c), (d) or (e) under the Securities Act as part of a registration statement relating to an offering, other than prospectuses filed in reliance on Rule 430A under the Securities Act, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use;

(e) that for the purpose of determining liability of the Registrant under the Securities Act to any purchaser in the initial distribution of securities: The undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser:

(i) any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 497 under the Securities Act;

(ii) the portion of any advertisement pursuant to Rule 482 under the Securities Act relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

(iii) any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser;

(f) To file a post-effective amendment to the registration statement, and to suspend any offers or sales pursuant the registration statement until such post-effective amendment has been declared effective under the Securities Act, in the event the shares of the Registrant are trading below its net asset value and either (i) the Registrant receives, or has been advised by its independent registered accounting firm that it will receive, an audit report reflecting substantial doubt regarding the Registrant’s ability to continue as a going concern or (ii) the Registrant has concluded that a material adverse change has occurred in its financial position or results of operations that has caused the financial statements and other disclosures on the basis of which the offering would be made to be materially misleading;

(g) to file a post-effective amendment to the registration statement in respect of any one or more offerings of the Registrant’s shares (including warrants and/or rights to purchase the shares) below net asset value that will result in greater than 15% dilution, in the aggregate, to existing net asset value per share;

(h) to file a post-effective amendment to the registration statement in connection with any rights offering; and

(i) to file a post-effective amendment to the registration statement in connection with any combined offering of securities.

3. We hereby undertake that:

(a) for the purpose of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by us under Rule 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective; and

(b) for the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, the Registrant has duly caused this Post-Effective Amendment No. 1 to this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of McLean and Commonwealth of Virginia, on the 2nd day of October 2012.

GLADSTONE INVESTMENT CORPORATION

By:	/s/ DAVID GLADSTONE

David Gladstone
Chairman of the Board and
Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities indicated on October 2, 2012:

By:	/s/ DAVID GLADSTONE

David Gladstone
Chief Executive Officer and Chairman of the
Board of Directors (principal executive officer)

By:	/s/ DAVID WATSON

David Watson
Chief Financial Officer and Treasurer
(principal financial and accounting officer)

By:	*

Terry L. Brubaker
Co-Vice Chairman, Chief Operating Officer,
Secretary and Director

By:	*

George Stelljes III
Co-Vice Chairman, Chief Investment Officer and Director

By:	*

David A.R. Dullum
President and Director

By:	*

Anthony W. Parker
Director

By:	*

Michela A. English
Director

By:	*

Paul W. Adelgren
Director

By:	*

John H. Outland
Director

By:	*

John Reilly
Director

*By:	/s/ David Gladstone
David Gladstone Attorney-in-fact

Exhibit List

Exhibit Number	Description

2.a.1	Amended and Restated Certificate of Incorporation, incorporated by reference to Exhibit a.2 to Pre-Effective Amendment No. 1 to the Registration Statement on Form N-2 (File No. 333-123699), filed May 13, 2005.

2.a.2	Certificate of Designation of 7.125% Series A Cumulative Term Preferred Stock of Gladstone Investment Corporation , incorporated by reference to Exhibit 2.a.2 to Post-Effective Amendment No. 5 to the Registration Statement on Form N-2 (File No. 333-160720).

2.b.1	Amended and Restated Bylaws, incorporated by reference to Exhibit b.2 to Pre-Effective Amendment No. 3 to the Registration Statement on Form N-2 (File No. 333-123699), filed June 21, 2005.

2.b.2	First Amendment to Amended and Restated Bylaws, incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed July 7, 2007.

2.c	Not applicable.

2.d.1	Specimen Stock Certificate, incorporated by reference to Exhibit 99.d to Pre-Effective Amendment No. 3 to the Registration Statement on Form N-2 (File No. 333-123699), filed June 21, 2005.

2.d.2	Form of Senior Indenture, incorporated by reference to Exhibit 2.d.2 to the Registration Statement on Form N-2 (File No. 333-138008), filed October 16, 2006.

2.d.3	Form of Subordinated Indenture, incorporated by reference to Exhibit 2.d.3 to the Registration Statement on Form N-2 (File No. 333-138008), filed October 16, 2006.

2.d.4	Specimen 7.125% Series A Cumulative Term Preferred Stock Certificate, incorporated by reference to Exhibit 2.d.4 to Post-Effective Amendment No. 5 to the Registration Statement on Form N-2 (File No. 333-160720).

2.d.5*	Form of Common Stock Subscription Form and Subscription Certificate

2.d.6*	Form of Preferred Stock Subscription Form and Subscription Certificate

2.d.7*	Form of Common Stock Warrant Agreement and Warrant Certificate

2.d.8*	Form of Preferred Stock Warrant Agreement and Warrant Certificate

2.e	Dividend Reinvestment Plan, incorporated by reference to Exhibit 99.e to Pre-Effective Amendment No. 3 to the Registration Statement on Form N-2 (File No. 333-123699), filed June 21, 2005.

2.f	Not applicable.

2.g	Investment Advisory and Management Agreement between the Registrant and Gladstone Management Corporation, incorporated by reference to Exhibit 10.1 to the Annual Report on Form 10-K filed June 14, 2006 (renewed July 12, 2011).

2.h	Underwriting Agreement, dated as of October 2, 2012.

2.j	Custody Agreement between the Registrant and The Bank of New York, incorporated by reference to Exhibit 99.j to Pre-Effective Amendment No. 3 to the Registration Statement on Form N-2 (File No. 333-123699), filed June 21, 2005.

2.k.1	Administration Agreement between the Registrant and Gladstone Administration, LLC, incorporated by reference to Exhibit 10.2 to the Annual Report on Form 10-K filed June 14, 2006 (renewed July 12, 2011).

2.k.2	Stock Transfer Agency Agreement between the Registrant and The Bank of New York, incorporated by reference to Exhibit k.1 to Amendment No. 1 to the Registration Statement on Form N-2 (File No. 333-123699), filed May 13, 2005.

2.k.3	Fourth Amended and Restated Credit Agreement, dated as of October 26, 2011, by and among Gladstone Business Investment LLC, as Borrower, Gladstone Management Corporation, as Servicer, the Committed Lenders named therein, the Managing Agents named therein, and Branch Banking and Trust Company, as Administrative Agent, incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K (File No. 814-00704), filed October 27, 2011.

2.l.1*	Opinion of Cooley LLP.

2.l.2	Opinion of Cooley LLP.

2.m	Not applicable.

2.n.1*	Consent of Cooley LLP (included in Exhibit 2.l.1).

2.n.2*	Consent of PricewaterhouseCoopers LLP.

2.n.3*	Report of Independent Registered Public Accounting Firm on Financial Statement Schedule.

2.n.4	Consent of Cooley LLP (included in Exhibit 2.l.2).

2.o	Not applicable.

2.p	Founder Stock Purchase Agreement between the Registrant and David Gladstone, incorporated by reference to Exhibit p to the Registration Statement on Form N-2 (File No. 333-123699), filed March 31, 2005.

2.q	Not applicable.

2.r	Code of Ethics and Business Conduct, incorporated by reference to Exhibit 14.1 to the Current Report on Form 8-K filed October 12, 2005.

2.s.1*	Power of Attorney (included in the signature page to the Registration Statement, filed on June 4, 2012).

*	Previously filed.